Gross sales amount to R$1.3 billion
August 2006 Sales Performance

São Paulo, Brazil, September 14, 2006 — Companhia Brasileira de Distribuição [NYSE: CBD; BOVESPA: PCAR4 (PN)], announces August 2006 Sales Performance (unaudited preliminary figures). The information presented below was calculated based on consolidated numbers and in Reais, according to the current Corporate Law.

        In August 2006, CBD’s gross sales reached R$1,292.5 million, a 1.4% fall compared to the same period of the 2005.

        Net sales totaled R$1,089.9 million, remaining steady compared to the same period of the previous year.

        Sales in the 'same stores' concept in nominal terms recorded a 2.3% drop in the month.

        The highlight of the period was the good performance presented by the non-food category, which recorded a 13.8% increase. On the other hand, sales of food products remained in negative levels (-7.4%).

         This performance was fueled by the competitive price strategy introduced by the Company in recent months, resulting in average price cuts, and continuing price deflation. According to the IPCA consumer price index for food, prices have fallen by approximately 3% in the last 12 months, led by perishables and commodities.

Note: Same store sales figures include only stores with, at least, 12 months of operation

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD) Daniela Sabbag Investor Relations Officer Phone: (55) (11) 3886-0421 Fax: (55) (11) 3884-2677 e-mail: cbd.ri@paodeacucar.com.br website: www.cbd-ri.com.br